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                              October 31, 2022

       Randall W. Atkins
       Chairman and Chief Executive Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite 1800
       Lexington, Kentucky 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3 on Form S-1
                                                            Filed October 12,
2022
                                                            File No. 333-267152

       Dear Randall W. Atkins:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2022 letter.

       Amendment No,1 to Registration Statement on Form S-3 on Form S-1

       Summary
       About Ramaco Resources, Inc., page 2

   1. We note your statement of 769 million resource tons. This is the sum of only your measured and indicated
resources. Please review and modify your filing and report your resources as the sum of
your total resources when referring to a general resource tonnage or clarify in each
instance, that this resource quantity is only the measured and indicated
                                                        tonnage.
   2. We note your statement regarding the ownership of approximately 42 million tons of metallurgical coal.
Please modify your filing and identify the property associated with
 Randall W. Atkins
FirstName LastNameRandall W. Atkins
Ramaco Resources, Inc.
Comapany
October 31,NameRamaco
            2022       Resources, Inc.
October
Page 2 31, 2022 Page 2
FirstName LastName
         this tonnage and clarify whether this a reserve or resource quantity. Coal Royalties, page 2

3. We note your statement of royalty interests in 38 M tons of reserves and 473 M tons of resources here and elsewhere in your filing. Please review and revise these quantities as necessary to reflect your actual royalty interest in your reserves and total resources as stated in your Form 10-K. Please clarify whether the Amonate tonnage is a reserve or a resource and are the quantities stated here and elsewhere the same as those related to your statement regarding the ownership of approximately 42 million tons of metallurgical coal.
         Please provide supplementally information that supports your tonnage quantities, such as a compliant S-K 1300 technical report summary.
Pro Forma Cash Available for Dividend, page 4

4.       We have read your response to comment 5. Revise your disclosure to
state that,    The
         Board believes that the anticipated dividend of 20% of the revenue attributable to the
         CORE Assets is appropriate for investors in Class B common stock and believe such percentage to be sustainable based on commodity prices and production volumes for the foreseeable future.
Carbon Products, page 8

5. We note your disclosure here and elsewhere related to the Brook property, which is a billion ton deposit, of which you control 162 M tons. Please modify your filing and clarify whether these are resources or reserve tonnages and provide an S-K 1300 compliant technical report summary verifying your tonnage estimates. Recent Developments
Maben Acquisition, page 13

6. We note your disclosure here and elsewhere related to the Maben property with 33 M tons of coal. Please modify your filing and clarify whether these are resources or reserve tonnages and provide supplementally your information that supports your tonnage quantities, such as a compliant S-K 1300 technical report summary.
7. Please clarify whether the assets acquired in the Maben Acquisition will be attributed to
         CORE.
Recent Developments, page 13

8. We note your disclosure that in connection with closing the Maben transaction on
         September 23, 2022, Ramaco Development entered into a loan agreement, pursuant to which a lender made a vendor loan to Ramaco Development in the amount of $21 million to be used by Ramaco Development for the sole purpose of paying a portion of the purchase price in said amount to Appleton Coal LLC for the purchase of Maben pursuant to the Purchase Agreement. Please clarify whether this loan will be attributed to CORE.
 Randall W. Atkins
Ramaco Resources, Inc.
October 31, 2022
Page 3
      If so, expand your disclosure to describe all the material terms of this loan agreement, and file this agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation
S-K.
General

9. We note your response to prior comment 13. You state that you believe that quarterly estimates may be less reliable given your facts and circumstances. However, you disclose an intention to pay specific quarterly dividend amounts. Please refer to our prior comment and expand your disclosure to provide that information.
10. Please confirm your understanding that we will not be in a position to declare your Form
      S-1 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2021 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the Form S-1, please make corresponding revisions to all affected disclosure.
        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at
202-551-3718 if you have questions regarding engineering comments. Please contact Irene
Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch
Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameRandall W. Atkins
                                                            Division of
Corporation Finance
Comapany NameRamaco Resources, Inc.
                                                            Office of Energy &
Transportation
October 31, 2022 Page 3
cc:       Matthew R. Pacey, P.C.
FirstName LastName